Filed Pursuant to Rule 433

Dated January 12, 2015

Registration Statement No. 333-184221

Relating to

Preliminary Prospectus Supplement Dated January 12, 2015 to

Prospectus dated October 1, 2012

DDR Corp.

Term sheet dated January 12, 2015

$500,000,000 3.625% Notes due 2025

Issuer:	DDR Corp.

Security:	3.625% Notes due 2025

Size:	$500,000,000 aggregate principal amount

Maturity Date:	February 1, 2025

Interest Payment Dates:	February 1 and August 1, beginning August 1, 2015

Record Dates:	Fifteen calendar days prior to an interest payment date

Benchmark Treasury:	2.250% due November 15, 2024

Benchmark Treasury Yield and Price:	1.914%; 103-00

Yield to Maturity:	3.714%

Spread to Benchmark Treasury:	T+180 basis points

Coupon (Interest Rate):	3.625% per year

Price to Public:	99.260% of principal amount, plus accrued interest, if any, from January 22, 2015

Trade Date:	January 12, 2015

Settlement Date:	T+7; January 22, 2015

Redemption Provision:	Make whole call based on U.S. Treasury plus 30 basis points (0.30%); provided, that if redeemed on or after November 1, 2024, redeemed at par

CUSIP/ISIN:	23317H AD4/US23317HAD44

Expected Ratings (Moody’s/S&P/Fitch):	Baa2/BBB-/BBB- (Stable / Stable / Stable)

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
Jefferies LLC
Wells Fargo Securities, LLC
BNY Mellon Capital Markets, LLC
Goldman, Sachs & Co.
RBS Securities Inc.

Senior Co-Managers:	Capital One Securities, Inc.
RBC Capital Markets, LLC
Regions Securities LLC
Scotia Capital (USA) Inc.

Co-Managers:	Evercore Group L.L.C.
FTN Financial Securities Corp.
The Huntington Investment Company
Sandler O’Neill + Partners, L.P.
SMBC Nikko Securities America, Inc.

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Jefferies LLC at 1-201-761-7610, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. For purposes of the foregoing, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the United Kingdom; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.